Exhibit 99.1

T-Mobile Agrees to Acquire SunCom Wireless

to Expand Network and Industry-Leading Customer Service

to the Southeastern United States, Puerto Rico and U.S. Virgin Islands

BELLEVUE, Wash. and BERWYN, Pa., – Sept. 17, 2007 – T-Mobile USA, Inc. and SunCom Wireless Holdings, Inc. (NYSE: TPC) announced today that they have entered into a definitive merger agreement for the acquisition by T-Mobile USA of all of the outstanding shares of common stock of SunCom, for an aggregate of approximately $2.4 billion in cash and assumed debt. This includes cash payment of approximately $1.6 billion and $0.8 billion net debt. T-Mobile USA is a wholly owned subsidiary of Deutsche Telekom AG (NYSE: DT).

The acquisition will further enhance T-Mobile’s network coverage in the southeastern United States and the Caribbean through the complementary addition of SunCom’s markets and customers in North Carolina, South Carolina, Tennessee, Georgia, Puerto Rico and the U.S. Virgin Islands. SunCom operates a GSM/GPRS/EDGE network and has provided roaming service to T-Mobile in these markets since 2004.

Following the closing of the transaction, T-Mobile USA expects to fully integrate SunCom’s assets into the T-Mobile network. T-Mobile is committed to providing SunCom customers with a smooth transition to T-Mobile’s high-quality, innovative wireless services and products, such as its popular myFavesSM offering; its broad geographic reach on its highly regarded wireless network, and its industry-leading customer service.

“With the acquisition of SunCom, we will continue to implement our strategy to ‘grow abroad with mobile’, which is part of our overall group strategy,” said René Obermann, chairman of the Board of Management of Deutsche Telekom. “At the same time we can realize significant synergies on the cost side and improve our market presence. As a result, this acquisition will fit very well with our strategy to grow abroad with mobile primarily within our current footprint within the context of market consolidation.”

Robert Dotson, president and chief executive officer of T-Mobile USA, said, “The strategic fit of the SunCom operations will make this a near-perfect acquisition. It will round out our domestic footprint, allowing us to serve 98 of the top 100 markets, and will significantly benefit our financial position by reducing roaming expense. Furthermore, it will add a talented group of employees that will enable us to serve more than one million new SunCom customers with industry-leading national products and services available under the T-Mobile brand.”

By agreeing to acquire SunCom, T-Mobile USA expects to expand its own nationwide coverage (excluding roaming) significantly, from 244 million PoPs to 259 million PoPs. T-Mobile USA also expects to realize synergies with a net present value (NPV) of approximately $1 billion through reduced roaming and operating expenses. Plus, the company anticipates further upside growth opportunities through the addition of the new markets.

Michael E. Kalogris, chairman and chief executive officer of SunCom, said, “We are extremely pleased to be combining with T-Mobile USA, a customer-focused, nationwide provider of wireless services, with whom we have been a long-time roaming partner. This transaction is a testament to all that SunCom has achieved—transforming this Company through our financial and operational restructuring into the growing, profitable business it is today, while offering customers exceptional service and products. We look forward to building on this momentum as part of T-Mobile USA.”

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Certain investment funds affiliated with Highland Capital Management, L.P. and Pardus Capital Management, who together own more than 50% of SunCom’s issued common stock, have committed to vote in favor of the transaction.

At the end of the second quarter of 2007, SunCom had more than 1.1 million customers (up by over 105,000 compared to June 30, 2006), with more than 95 percent of postpaid subscribers, and a total revenue of $242.5 million (up from $206.7 million a year ago).

Under the terms of the agreement, approved by the boards of both companies, holders of SunCom common stock will receive $27 per share in cash. Including net debt as of June 30, 2007, the total transaction value is approximately $2.4 billion. The $27 per share purchase price represents a premium of 22.7% over the closing price of SunCom common stock on the New York Stock Exchange on Friday, September 14, the trading day prior to signing of the definitive merger agreement. The acquisition, which is subject to governmental and regulatory approvals, approval by SunCom shareholders and other customary closing conditions, is expected to close in the first half of 2008.

T-Mobile USA recently earned the highest ranking from the J.D. Power and Associates 2007 Wireless Customer Care Performance Study – Volume 2, marking the sixth consecutive period that T-Mobile holds the top spot. T-Mobile not only earned the highest ranking, but its overall customer care score was significantly higher than any other wireless carrier. T-Mobile is the only wireless carrier that has swept a J.D. Power and Associates national wireless category for six reporting periods.

About SunCom Wireless Holdings, Inc.

SunCom Wireless Holdings, Inc. is a leader in offering digital wireless communications services to consumers in the Southeastern United States, Puerto Rico and the U.S. Virgin Islands. With more than 1 million subscribers, SunCom is committed to being a different kind of wireless company focused on treating customers with respect, offering simple, straightforward plans and providing access to the largest GSM network and the latest technology choices. SunCom Wireless is a proud provider of Wireless AMBER Alerts. For more information about SunCom products and services, visit www.suncom.com or call 877-CALL-SUN (1-877-225-5786).

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc., is a member of the T-Mobile International group, one of the world’s leading companies in mobile communications, and the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). By the end of the second quarter of 2007, approximately 112 million mobile customers were served by the mobile segment of the Deutsche Telekom group — 27 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. T-Mobile® is a federally registered trademark of Deutsche Telekom AG. myFaves and the myFaves design are service marks of T-Mobile USA, Inc. For more information, please visit www.t-mobile.com for T-Mobile USA, Inc.; www.t-mobile.net for T-Mobile International; and www.telekom.com/investor-relations for Deutsche Telekom.

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Forward-looking statements

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom’s, T-Mobile USA’s and SunCom’s management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s, T-Mobile USA’s or SunCom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of Deutsche Telekom’s Form 20-F and SunCom’s Form 10-K reports filed with the U.S. Securities and Exchange Commission, copies of which may be obtained by contacting the investor relations department of Deutsche Telekom or SunCom via their websites, www.telekom.com and www.suncom.com. Among the relevant factors are the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations and cost saving initiatives that may have a material adverse effect on costs and revenue development. These factors also include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that have been or may be instituted against Deutsche Telekom, T-Mobile USA, SunCom and others following announcement of the merger agreement; the inability to complete the merger due to the failure to obtain approval by regulatory agencies or the failure to satisfy various other conditions to the closing of the merger agreement; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and the ability to recognize the benefits of the merger. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s, T-Mobile USA’s and SunCom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom, T-Mobile USA and SunCom can offer no assurance that their expectations or targets will be achieved and do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

Important Additional Information Regarding the Merger will be filed with the SEC.

In connection with the proposed merger, SunCom will file a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement when it becomes available because it will contain important information about the merger and the parties to the merger. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by SunCom at the SEC website at http://www.sec.gov . The proxy statement and other documents also may be obtained for free from SunCom by directing such request to SunCom, Investor Relations, 1100 Cassatt Road, Berwyn, PA 19312, telephone (610) 651-5900.

SunCom and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of SunCom’s participants in the solicitation, which may, in some cases, be different than those of SunCom’s stockholders generally, is set forth in SunCom’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the merger when it becomes available.

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Contacts:

Media Relations:	Investor Relations:
Peter Dobrow	Nils Paellmann
T-Mobile USA Media Relations	Deutsche Telekom Investor Relations
+1.425.378.4002	+1.212.424.2951
mediarelations@t-mobile.com	investor.relations@usa.telekom.de

Rose B. Cummings, APR	Steven M. Somers, CFA
SunCom Executive Director of Corporate Communications	SunCom Executive Director of Investor Relations & Corporate Development
+1.704.858.5199	+1.610.651.5900
media@suncom.com	ssomers@suncom.com
or
Denise DesChenes/Kara Findlay
Sard Verbinnen & Co for SunCom
+1.212.687.8080